Press Release	Source: Next, Inc.

Next Inc. Announces First Quarter Earnings

Company Reports Year over Year Quarterly Loss Shrinks on Increasing Operating Margins

CHATTANOOGA, TENN.--(BUSINESS WIRE) – April 2, 2008 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the imprinted sportswear products industry today announced its fiscal  first quarter earnings for the three months ended February 29, 2008.  The Company will file its Form 10-Q for the quarter on Friday, April 4, 2008.

Net sales were $2,540,923 for the three months ended February 29, 2008, compared to $3,625,923 for the three months ended March 2, 2007.  The Company lost $335,415, or $0.02 per share for the first quarter of 2008 compared to prior year loss of $390,956, or $0.02 per share for the same period.  There were no special, one-time credits associated with either quarter’s results.

Mr. David Cole, the Company's CFO, stated, "The trend of improving gross operating margin we first reported in last year’s first quarter, again yielded tangible results in this most recently concluded quarter.  Our net loss was reduced by fourteen percent on approximately 70% of the net sales volume.

Cole continued, “We will continue to focus on controlling costs because that focus has resulted favorably on our operating results over the last fifteen months in a difficult selling environment. We will also continue to emphasize wise management of cash within the established parameters of our lending agreements.”

Mr. Robert Budd, the Company’s CEO, stated, “We continue to be pleased with the trend of improvements in quarter over quarter operating margin.  This is one of the levers that we have control over and our people are doing a good job managing our costs. Our view based on ongoing communications with our customers is that the lower sales volume that we are experiencing is not indicative of future sales growth potential and we believe that economic factors impacting the retail apparel segment are playing a material role in our results.  We are continuing our efforts toward improving our sales volumes. New business opportunities that we have recently announced such as Ladies First, Chuck E. Cheese, Flix 55 and promom couture are beginning to contribute tangible sales results.  We have several more in the hopper and expect to be making additional announcements over the next several months.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com

NEXT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	February 29, 2008	March 2, 2007
	(unaudited)	(unaudited)
Net sales	$2,540,923	$3,625,923
Net loss	(335,415)	(390,956)
Net loss per share, basic and diluted	$(0.02)	$(0.02)